FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For March 3, 2015

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 9NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X                                       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                           No        X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated March 3, 2015 – RNS announcement entitled “PDMRs’ shareholdings”

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 3, 2015

ARM HOLDINGS PLC.

By:	/s/ Tim Score
Name:	Tim Score
Title:	Chief Financial Officer

Item 1

RNS announcement entitled “PDMRs’ shareholdings”

ARM Holdings plc
3 March 2015

ARM Holdings plc (the “Company”) announces a correction to the number of annual conditional awards made on 12 February 2015 and announced on 13 February 2015 under the Company’s Long Term Incentive Plan (“LTIP”) to certain PDMRs based outside the UK.  The need for this correction has arisen from the fact that it has now come to light that an incorrect exchange rate was used.  In three cases, these awards were made in the form of the Company’s American Depositary Receipts (ADRs), where one ADR is equivalent to three ordinary shares.

The details are as follows:

	Number of ordinary shares previously confirmed as conditionally awarded	Total number of conditional awards previously confirmed as held under the LTIP	Corrected number of shares conditionally awarded	Total number of conditional awards held as ADRs and as ordinary shares	Increase in number from 13 February 2015 announcement
Tom Lantzsch	37,061	102,972	12,982 ADRs	65,911 ordinary shares 12,982 ADRs	628 ADRs
Antonio Viana	44,195	122,091	15,481 ADRs	77,896 ordinary shares 15,481 ADRs	750 ADRs
Dipesh Patel	39,505	108,414	13,838 ADRs	68,909 ordinary shares 13,838 ADRs	670 ADRs
Allen Wu	38,023	71,282	40,343 ordinary shares	73,602 ordinary shares	2,320 ordinary shares

The mid market closing price on 11 February 2015, being the business day prior to the date of these awards, was 1087.00 pence per ordinary share and $50.31 per ADR.

Under the LTIP, the vesting of shares conditionally awarded is subject to achievement of TSR and EPS performance measures and they will normally vest 3 years from the date of award.

ENDS